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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                              _________________


                                  FORM 8-A

                      FOR REGISTRATION OF CERTAIN CLASSES
                OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          COMPUTER SCIENCES CORPORATION
             (Exact name of Registrant as specified in its charter)


NEVADA                                                             95-2043126
(State of incorporation or organization)                     (I.R.S. Employer
                                                          Identification No.)

2100 East Grand Avenue
El Segundo, California                                                  90245
 (Address of principal executive offices)                          (zip code)


If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and                12(g) of the Exchange Act and
is effective pursuant to General             is effective pursuant to General
Instruction A.(c), please check              Instruction A.(d), please check
the following box.  [X]                      the following box.  [ ]


Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each Class                  Name of each Exchange on which
      to be so registered                  each class is to be registered
      -------------------                  ------------------------------
Preferred Share Purchase Rights               New York Stock Exchange
                                              Pacific Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:  None

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

Item 1.     Description of Registrant's Securities to be Registered.

On February 18, 1998 the Board of Directors of Computer Sciences Corporation (the "Company") authorized and declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, par value $1.00 per share, of the Company (the "Common Shares"). The dividend is payable on February 27, 1998 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), a copy of which is included as Exhibit 10.23 hereto (the "Rights Agreement").

1.   Common Share Certificates Representing Rights
     ---------------------------------------------
Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

2.   Distribution Date
     -----------------
The "Distribution Date" is the date, after the date of the Rights Agreement, that is the earliest of (a) the first date of public announcement that any person, together with such person's affiliates and associates (other than the Company or certain related entities, and with certain additional exceptions), has become the beneficial owner of 10% or more of the then outstanding Common Shares and other capital stock of the Company entitled to certain voting rights (together, the "Voting Shares") (such person is a "10% Stockholder" and the date of such public announcement is the "10% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Stockholder or
(c) the first date, on or after the 10% Ownership Date, upon which the Company shall consolidate or merge with another person in a transaction in which the Company is not the surviving corporation or in which all or part of the outstanding Common Shares are changed into or exchanged for stock or other securities of another person or cash or any other property, or upon which 50% or more of the Company's consolidated assets or earning power are sold or transferred (other than in transactions in the ordinary course of business). Notwithstanding anything in the definition of the Distribution Date to the contrary, clause (b) of the definition does not apply with respect to the

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tender offer commenced by CAI Computer Services Corp. on February 17, 1998.
In calculating the percentage of outstanding Voting Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Voting Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that is beneficially owned by any other person.

Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in Section 5 below.

3.   Issuance of Right Certificates
     ------------------------------
As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

4.   Expiration of Rights
     --------------------
The Rights shall expire on February 18, 2008 unless earlier redeemed or exchanged.

5.   Exercise of Rights
     ------------------
Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 10% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 10% Stockholder shall be void.

     (a)  Right to Purchase Preferred Shares.
          ----------------------------------
     From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one four-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares"), at an exercise price of $500 (Five Hundred Dollars) (the "Exercise Price"). The Preferred Shares are nonredeemable and may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (a) cash and non-cash dividends in an amount equal to 4,000 times the dividends declared on each Common Share or (b) a preferential annual dividend of $4.00 per Preferred Share ($.001 per one four-thousandth

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     of a Preferred Share).  In the event of liquidation, the holders of
     Preferred Shares will be entitled to receive a liquidation payment in an amount equal to the greater of (x) $40.00 per Preferred Share
     ($.01 per one four-thousandth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (y) an amount equal to 4,000 times the aggregate amount to be distributed per Common Share. Each Preferred Share has one vote, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share will be entitled to receive 4,000 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by anti-dilution provisions.

     (b)  Right to Purchase Common Shares of the Company.
          ----------------------------------------------
     From and after the 10% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $500), Common Shares with a current market price equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for the portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate current market price as such Common Shares.

     (c)  Right to Purchase Common Stock of a Successor Corporation.
          ---------------------------------------------------------
     If, on or after the 10% Ownership Date, (i) the Company shall consolidate or merge with another person in a transaction in which the Company is not the continuing or surviving corporation, (ii) the Company is the continuing or surviving corporation in a merger or other consolidation in which all or part of the Common Shares are changed into or exchanged for stock or securities of another person or cash or any other property or (iii) 50% or more of the Company's consolidated assets or earning power are sold or transferred (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $500), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate current market value equal to two times the Exercise Price.

6.   Adjustments to Prevent Dilution
     -------------------------------
The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

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7.   Cash Paid Instead of Issuing Fractional Securities
     --------------------------------------------------
The Company shall not be required to issue fractional securities upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one four-thousandth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

8.   Redemption
     ----------
At any time prior to the earlier of (a) of the 10% Ownership Date or (b) the first event of the type giving rise to exercise rights under Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right, as such redemption price shall be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement (the "Redemption Price"), and the Company shall so redeem the Rights; provided, however, that from and after the 10% Ownership Date, the Rights are not redeemable. Immediately upon such action by the Board of Directors or at such time and date thereafter as it may specify (the date of such action is the "Redemption Date"), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

9.   Exchange
     --------
At any time after the 10% Ownership Date and prior to the first date thereafter upon which a 10% Stockholder, together with its affiliates and associates, shall be the beneficial owner of 50% or more of the outstanding Voting Shares, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio per Right equal to that number of Common Shares which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors or at such time and date thereafter as it may specify, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

10.  No Stockholder Rights Prior to Exercise
     ---------------------------------------
Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

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11.  Amendment of Rights Agreement
     -----------------------------
The Board of Directors may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and direct the Rights Agent to supplement or amend such provision, and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the 10% Ownership Date, (b) the first event of the type giving rise to exercise rights under
Section 5(c) above, (c) the Redemption Date, or (d) February 18, 2008, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 10% Stockholder, provided, further that from and after the 10% Ownership Date, the Rights Agreement shall not be supplemented or amended in any manner.

Item 2.     Exhibits

            The exhibit listed below is filed as a part of this registration statement:

            10.23 Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent

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                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                       COMPUTER SCIENCES CORPORATION



Dated:  February 25, 1998              By /s/ Scott M. Delanty
                                          -----------------------------
                                          Scott M. Delanty
                                          Vice President and Controller
                                               Chief Accounting Officer



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